Calculation of Ratio of Earnings to Fixed Charges

	2007	2006
Fixed Charges	(in NOK million)
Interest expense	2,305	3,675
Interest within rental expense	2,388	2,037
Capitalised interest	2,680	3,255
Total fixed charges	7,373	8,967

Earnings
Income before tax and minority interest	146,811	171,236
Equity in net inc non-consul investees	(609)	(679)
Distributed income of equity investees	345	266
Income before taxes, minority interests and equity-accounted investees	146,547	170,823
Fixed charges	7,373	8,967
Ordinary depreciation of capitalised interest	1,453	1,289
Capitalised interest	(2,680)	(3,255)
Total earnings	152,693	177,824

Ratio of Earnings to Fixed Charges	20.7	19.8